SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 28, 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Resolutions of the 28th Meeting of the Fifth Session of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

The directors were informed on the convening of the 28th meeting of the fifth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) via facsimile and mail on 11 April 2008. The Meeting was held on 25 April 2008 by means of correspondence. Of the 12 directors entitled to attend the Meeting, 12 of them attended the Meeting. The supervisory committee members and senior management of the Company attended the Meeting. The Meeting complied with the requirements of the PRC Company Law and the articles of association of the Company. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1	The 2008 first quarterly report attached to this announcement; the authorization given to the secretary to the board of directors (the “Board”) to submit the report to The Stock Exchange of Hong Kong Limited, the Shanghai Stock Exchange, and the New York Stock Exchange according to the relevant regulations; and the announcement of the first quarterly report after 4:15 p.m. on 25 April 2008 and the publication of the report in designated newspapers of Hong Kong and Shanghai on 28 April 2008 were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

Resolution 2	The submission of the 20-F to the Securities and Exchange Commission of the USA and the submission of the relevant information in respect of the Meeting to the New York Stock Exchange were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

Resolution 3	2007 Annual General Meeting to be held at 9:00a.m. at Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai on 12 June 2008 was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention).

The notice of the Annual General Meeting will be announced separately.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 25 April 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2008 First Quarterly Report

This announcement is published simultaneously in Shanghai pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

§1	IMPORTANT MESSAGE

1.1	The board of directors (the “Board”) and Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant that there are no false representations, or misleading statements contained in, or material omissions from this report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

1.2	All of the Company’s directors attended the Board meeting.

1.3	The financial statements of the Company’s first quarterly report were unaudited.

1.4	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Han Zhihao, Executive Director and Chief Financial Officer overseeing the accounting operations and Mr. Zhou Meiyun, Finance Manager (Accounting Chief) hereby warrant the truthfulness and completeness of the financial report contained in this report.

§2	BASIC INFORMATION OF THE COMPANY

2.1	Major Accounting Data and Financial Indicators

Currency: RMB

	As at the end of the reporting period	As at the end of the previous year	Increase/ (decrease) as compared to the end of the previous year (%)
Total assets (‘000)	30,331,685	30,494,334	-0.53
Shareholders’ equity (excluding minority interests) (‘000)	20,607,967	20,999,444	-1.86
Net asset value per share attributable to equity holders of the Company (RMB)	2.862	2.917	-1.89

	From the beginning of the year to the end of the reporting period	Increase/ (decrease) as compared to the corresponding period of the previous year (%)
Net cash flow from operating activities (‘000)	199,980	-74.53
Net cash flow per share from operating activities (RMB)	0.028	-74.53

	The reporting period	From the beginning of the year to the end of the reporting period	Increase/ (decrease) as compared to the corresponding period of the previous year (%)
Net losses attributable to equity shareholders of the Company (‘000)	-200,362	-200,362	—
Basic losses per share (RMB)	-0.028	-0.028	—
Basic losses per share excluding non-recurring items (RMB)	-0.075	-0.075	—
Diluted losses per share (RMB)	-0.028	-0.028	—
Return on net assets (fully diluted) (%)	-0.972	-0.972	decrease 6.174 percentage points
Return on net assets based on net losses excluding non-recurring items (%)	-2.618	-2.618	decrease 7.945 percentage points

Non-recurring items	From the beginning of the year to the end of the reporting period (‘000)

Gain from disposal of non-current assets	134,693
Subsidy income	247,280
Employee reduction expenses	(7,833)
Net expenses of non-operating income/(expenses) other than those mentioned above	(4,441)

Subtotal:	369,699
Less: Tax effect for the above items	(30,605)

Total	339,094

2.2	Number of shareholders at the end of the reporting period and shareholdings of the top ten holders of circulating shares (State share reform not yet completed)

Unit: Share

Total number of shareholders as at the end of the reporting period	189,291

Shareholdings of the top ten holders of circulating shares

Name of shareholders (in full)	Number of shares in circulation held at the end of the reporting period	Type of shares
HKSCC (Nominees) Ltd.
	2,303,780,101	Overseas listed foreign shares
China Minsheng Banking Corp., Ltd. — Orient Selected Mixed Open-end Securities Investment Fund
	67,632,191	RMB-denominated ordinary shares
Bank of China—Harvest Shanghai Shenzhen 300 Index Securities Investment Fund
	6,219,376	RMB-denominated ordinary shares
China Construction Bank — Boshi Yufu Securities Investment Fund
	3,394,080	RMB-denominated ordinary shares
Shanghai Jinfa Trading Co., Ltd.
	2,350,000	RMB-denominated ordinary shares
Shenyin & Wanguo Securities Co., Ltd.
	2,000,000	RMB-denominated ordinary shares
Bank of China — Wanjia 180 Index Fund
	1,757,774	RMB-denominated ordinary shares
Agricultural Bank of China—Dacheng Shanghai Shenzhen 300 Index Securities Investment Fund
	1,647,108	RMB-denominated ordinary shares
Wang Rongan
	1,571,518	RMB-denominated ordinary shares
Shenzhen Liankang Industrial Development Co., Ltd.
	1,320,000	RMB-denominated ordinary shares

§3	IMPORTANT ITEMS

3.1	Situation and reasons for the significant changes in the items of accounting statements, financial indicators of the Company

(Detailed information and explanation for financial statement items with changes of over 30% during the reporting period and account for 5% of the total assets of the Group at the reporting date or over 10% of the total profit during the reporting period)

Unit: RMB’000

	For the three months ended 31 March		Increase/ decrease amount	Change (%)	Reasons for change
Item	2008	2007
Operating (losses)/profit	(434,074)	1,262,362	-1,696,436	—	Substantial increase in crude oil prices
(Losses)/profit before income tax	(188,598)	1,239,892	-1,428,490	—	Substantial increase in crude oil prices
Net (losses)/profit	(202,485)	1,079,147	-1,281,632	—	Substantial increase in crude oil prices
Net (losses)/profit attributable to shareholders of the Company	(200,362)	1,065,871	-1,266,233	—	Substantial increase in crude oil prices
Operating costs	15,867,028	11,123,462	4,743,566	42.64	Substantial increase in crude oil prices
Non-operating income	262,290	3,996	258,294	6,463.81	RMB247.28 million of subsidies received in the first quarter
Income tax	13,887	160,745	-146,858	-91.36	Substantial decrease in profit before income tax

3.2	Warning and explanation on projection of possible loss or material year-on-year change in the net profit from the beginning of the year to the end of the next reporting period

In the first quarter of 2008, the Group was affected by factors such as material increases in crude oil processing costs and a mismatch thereof with petroleum product prices, thereby reporting an operating loss for the first quarter of 2008. Accordingly, it is estimated that the Group’s overall results for the period ending at 30 June 2008 will report a substantial decrease (For the six months ended 30 June 2007, the Group’s net profit attributable to the Company’s shareholders under China Accounting Standards for Business Enterprises amounted to RMB1,751,897,000).

3.3	Securities investments

Unit: RMB

No.	Stock code	Abbreviation	Number of shares held (shares)	Initial investment cost	Book value as at the end of the reporting period	Book value as at the beginning of the reporting period	Account category
1	600837	HTSEC	4,952,049	11,164,000.00	135,206,375.41	223,353,756.47	Available-for-sale financial assets
2	600000	SPDB	1,800,000	1,318,031.15	63,720,000.00	211,200,000.00	Available-for-sale financial assets
3	600527	JNGX	1,989,018	898,381.94	23,052,718.62	44,238,994.80	Available-for-sale financial assets

Total				13,380,413.09	221,979,094.03	478,792,751.27

§4	APPENDIX

4.1	Balance Sheet

31 March 2008

RMB’000 (Unaudited)

	Group		Company
Item	At the end of the reporting period	At the beginning of the year	At the end of the reporting period	At the beginning of the year
Current assets
Cash at bank and on hand	809,250	893,165	456,891	634,533
Bills receivable	1,349,926	1,800,856	1,184,124	1,669,202
Trade debtors	608,103	563,093	470,343	420,734
Advance payments	184,557	123,939	169,139	105,211
Other receivables	147,585	254,420	171,276	213,481
Inventories	6,181,680	5,197,849	5,728,681	4,780,473

Total current assets	9,281,101	8,833,322	8,180,454	7,823,634

Non-current assets
Available-for-sale financial assets	221,979	478,793	198,926	434,554
Long-term equity investments	3,620,297	3,543,769	5,152,074	5,081,193
Investment property	509,433	512,793	565,595	569,326
Fixed assets	14,853,394	15,259,283	13,394,471	13,753,579
Construction in progress	974,611	965,463	949,135	940,491

Intangible assets	592,842	597,897	457,433	460,638
Long-term deferred expenses	150,483	173,807	144,665	167,582
Deferred tax assets	127,545	129,207	126,519	126,519

Total non-current assets	21,050,584	21,661,012	20,988,818	21,533,882

Total assets	30,331,685	30,494,334	29,169,272	29,357,516

Current liabilities
Short-term loans	3,488,343	3,672,942	3,160,043	3,289,642
Bills payable	1,109,012	300,575	1,101,190	285,594
Trade creditors	1,933,135	1,913,118	1,406,776	1,797,640
Receipts in advance	388,691	429,516	307,975	397,112
Employee benefits payable	27,994	85,651	18,972	68,212
Taxes payable	(54,835)	70,533	(57,832)	46,333
Interest payable	9,278	11,796	9,278	11,796
Other payables	1,133,164	1,236,529	1,783,824	1,585,040
Current portion of non-current liabilities	499,930	419,027	350,000	259,097

Total current liabilities	8,534,712	8,139,687	8,080,226	7,740,466

Non-current liabilities
Long-term loans	539,289	639,289	350,000	450,000
Deferred tax liabilities	85,746	150,170	77,963	137,186
Other non-current liabilities	264,912	261,753	264,912	261,753

Total non-current liabilities	889,947	1,051,212	692,875	848,939

Total liabilities	9,424,659	9,190,899	8,773,101	8,589,405

Shareholders’ equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserve	3,012,727	3,203,842	2,996,111	3,171,623
Surplus reserve	4,766,408	4,766,408	4,766,408	4,766,408
Retained earnings	5,628,832	5,829,194	5,433,652	5,630,080

Total equity attributable to shareholders of the Company	20,607,967	20,999,444	20,396,171	20,768,111
Minority interests	299,059	303,991	—	—

Total equity	20,907,026	21,303,435	20,396,171	20,768,111
Total liabilities and shareholders’ equity	30,331,685	30,494,334	29,169,272	29,357,516

4.2	Income Statements

January to March 2008

RMB’000 (Unaudited)

	Group		Company
Item	The reporting period	Corresponding period of the previous year	The reporting period	Corresponding period of the previous year
Operating income	16,020,326	12,844,301	14,878,925	11,425,748
Less: Operating costs	15,867,028	11,123,462	14,800,370	9,814,781
Business taxes and surcharges	205,277	184,368	202,610	181,851
Selling and distribution expenses	133,249	112,775	110,411	88,332
General and administrative expenses	397,588	336,900	353,672	291,936
Financial expenses	59,841	51,021	46,476	42,774
Impairment loss	—	(49)	—	—
Add: Investment income	208,583	226,538	192,877	231,441
Including: income from investment in associates and jointly controlled enterprises	76,527	234,197	68,698	229,618

Operating (losses)/profit	(434,074)	1,262,362	(441,737)	1,237,515
Add: Non-operating income	262,290	3,996	261,190	3,002
Less: Non-operating expenses	16,814	26,466	16,600	18,358
Including: Loss from disposal of non-current assets	1	5,091	—	3,623

(Losses)/Profit before income tax	(188,598)	1,239,892	(197,147)	1,222,159
Less: Income tax	13,887	160,745	(719)	148,692

Net (losses)/profit	(202,485)	1,079,147	(196,428)	1,073,467

Net (losses)/profit attributable to equity shareholders of the Company	(200,362)	1,065,871	—	—
Minority shareholders	(2,123)	13,276	—	—

Basic and diluted (losses)/earnings per share	(0.028)	0.148	—	—

Note:

After the Group and the Company disclosed the 2007 first quarterly report, stipulations and explanations regarding Accounting Standards for Business Enterprises (2006) (including “ China Accounting Standards Bulletin No. 1” and opinions from the expert taskforce on the implementation of Accounting Standards for Business Enterprises) were successively promulgated. In preparing the 2008 first quarterly report, the Group and the Company complied with the stipulations and explanations subsequently promulgated, as well as reviewing and retroactively adjusting the consolidated income statement and the income statement for the three months ended 31 March 2007 (primarily contribution and sales of fixed assets to a jointly controlled entity). Such retroactive adjustments led to an RMB657,000 increase in the Group’s and the Company’s net profit attributable to equity holders of the Company for the three months ended 31 March 2007.

4.3	Cash Flow Statements

January to March 2008

RMB’000 (Unaudited)

	Group		Company
Item	The reporting period	Corresponding period of the previous year	The reporting period	Corresponding period of the previous year
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	19,315,726	14,372,652	17,742,922	12,660,917
Other cash received relating to operating activities	351,052	15,928	349,963	13,755

Sub-total of cash inflows from operating activities	19,666,778	14,388,580	18,092,885	12,674,672

Cash paid for goods and services	(18,724,527)	(12,831,488)	(17,416,621)	(11,214,278)
Cash paid to and for employees	(452,843)	(372,424)	(367,668)	(313,994)
Cash paid for all types of taxes	(233,735)	(329,836)	(208,470)	(313,198)
Other cash paid relating to operating activities	(55,693)	(69,613)	(37,518)	(54,583)

Sub-total of cash outflows from operating activities	(19,466,798)	(13,603,361)	(18,030,277)	(11,896,053)

Net cash inflow from operating activities	199,980	785,219	62,608	778,619

Cash flows from investing activities:
Cash received from disposal of investments	154,281	4,188	120,001	4,188
Cash received from investment income	—	2,142	—	1,824
Cash received from disposal of fixed assets and intangible assets	2,882	32,292	2,740	1,446
Other cash received relating to investing activities	18,324	7,266	16,442	3,496

Sub-total of cash inflows from investing activities	175,487	45,888	139,183	10,954

Cash paid for acquisition of fixed assets and intangible assets	(171,719)	(266,422)	(171,126)	(221,163)

Sub-total of cash outflows from investing activities	(171,719)	(266,422)	(171,126)	(221,163)

Net cash flows from investing activities	3,768	(220,534)	(31,943)	(210,209)

Cash flows from financing activities:
Proceeds from borrowings	6,137,514	3,284,649	6,057,514	3,150,446

Sub-total of cash inflows from financing activities	6,137,514	3,284,649	6,057,514	3,150,446

Repayment of borrowings	(6,304,352)	(3,651,251)	(6,160,107)	(3,597,437)
Cash paid for interest	(120,196)	(53,092)	(105,198)	(44,906)

Sub-total of cash outflows from financing activities	(6,424,548)	(3,704,343)	(6,265,305)	(3,642,343)

Net cash outflow from financing activities	(287,034)	(419,694)	(207,791)	(491,897)

Effect of foreign exchange rate changes on cash and cash equivalents	(629)	(849)	(516)	(14)

Net (decrease)/increase in cash and cash equivalents	(83,915)	144,142	(177,642)	76,499
Add: Cash and cash equivalents at the beginning of the period	893,165	894,650	634,533	551,693

Cash and cash equivalents at the end of the period	809,250	1,038,792	456,891	628,192

Legal representative of the Company: Mr. Rong Guangdao, Chairman and President Officer overseeing accounting operations: Mr. Han Zhihao, Executive Director and Chief Financial Officer Accounting chief: Mr. Zhou Meiyun

By order of the Board
Rong Guangdao
Chairman

Shanghai, the PRC, 25 April 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Notice of 2007 Annual General Meeting

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

NOTICE IS HEREBY GIVEN that the 28th meeting of the fifth session of the board of directors (the “Board”) (the “Meeting”) of the Company was held on 25 April 2008. At the Meeting it was decided to hold the 2007 annual general meeting (“AGM”) of the Company with details as follows:

1.	Basic information for convening the AGM:

(1) Date and Time:	Thursday, 12 June 2008 at 9:00 a.m.;

(2) Venue:	Jinshan Roller-skating Stadium , No.5, Xincheng Road, Jinshan District, Shanghai;

(3) Convenor:	The Board of the Company;

(4) Form of Convening:	On-site voting.

2.	Items to be considered at the AGM:

(I)	ORDINARY RESOLUTIONS

(1)	To consider and approve the 2007 Report of the Directors of the Company;

(2)	To consider and approve the 2007 Report of the Supervisory Committee of the Company;

(3)	To consider and approve the 2007 Audited Financial Statements and the 2008 Budget of the Company;

(4)	To consider and approve the 2007 Profit Appropriation Plan of the Company;

(5)	To consider and approve the re-appointment of KPMG Huazhen as the Company’s domestic auditors for the year 2008 and KPMG as the Company’s international auditors for the year 2008, and to authorize the Directors to fix their remuneration;

(6)	To consider and approve the proposed amendments to the Company’s “Remuneration System for Independent Directors”. For details of the amendments, please refer to Appendix I to the circular which will be despatched to holders of the Company’s H Shares on or about the same date of this notice;

(7)	To elect the members of the sixth session of the Board and the Supervisory Committee of the Company. Pursuant to the relevant requirements of the Company’s articles of association (the “Articles of Association”), the cumulative voting system shall apply to the election of members of the Board of the Company. For the biographies of candidates for directors and supervisors, please refer to Appendix II to the circular which will be despatched to holders of the Company’s H Shares on or about the same date of this notice.

(II)	SPECIAL RESOLUTION

To consider and, if thought fit, pass the following resolutions as special resolutions:

(8)	To approve the Company’s issue of short-term commercial papers in a maximum principal amount of RMB2 billion (or other authorized issue amounts approved by the People’s Bank of China) in one or separate tranches within the territory of the PRC, pursuant to the relevant regulations of the People’s Bank of China. For details of the short-term commercial papers, please refer to Appendix III to the circular which will be despatched to holders of the Company’s H Shares on or about the same date of this notice.

(9)	To request the general meeting to grant a general and unconditional mandate to the Board or more than two directors of the Company to decide on the exact terms and conditions and relevant matters regarding the issue of short-term commercial papers with reference to the Company’s financing needs and market conditions, including but not limited to determining the principal amount, interest rate, and the term of the actual issue of short-term commercial papers, and producing and signing any necessary documents within the scope of the aforementioned resolution (8) (for the main terms of the short-term commercial papers, please refer to Appendix III to the circular which will be despatched to holders of the Company’s H Shares on or about the same date of this notice);

(10)	To approve the following amendments to the Company’s Articles of Association and its appendix proposed by the Board and to grant a mandate to the Board to make appropriate amendments and handle all relevant matters regarding the following proposed amendments in accordance with the requests of any relevant PRC authorizing authorities or the listing rules of any stock exchanges on which the Company’s securities are listed:

i.	It was provided in the original Article 69 of the Articles of Association that:

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

The same voting right shall only select any one of the voting methods, namely voting on-site, voting online or other voting methods. Only the first voting result is viewed as valid for any multiple votings of the same voting right.

Shareholders or their proxies who vote online or in other methods are entitled to check their own voting results through the relevant voting system.

It is proposed to add one paragraph as the first paragraph of such article and the amendment is as follows:

The location for holding a general meeting of the Company shall be in Shanghai, Shenzhen or Hong Kong and the exact location shall be specified in the notice of general meeting.

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

The same voting right shall only select any one of the voting methods, namely voting on-site, voting online or other voting methods. Only the first voting result is viewed as valid for any multiple voting of the same voting right.

Shareholders or their proxies who vote online or in other methods are entitled to check their own voting results through the relevant voting system.

ii.	It was provided in the original Article 50 of the Articles of Association that:

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

It is proposed to add one paragraph as the first paragraph of such article and the amendment is as follows:

The location for holding a general meeting of the Company shall be in Shanghai, Shenzhen or Hong Kong and the exact location shall be specified in the notice of the general meeting.

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

3.	Attendees of the meeting

(1)	Holders of the Company’s shares whose names appear on the Register of Members of the Company as at close of trading on 9 May 2008 (Friday) or their proxies are entitled to attend the Company’s AGM. They shall complete the notice of attendance and return it to the Company by 19 May 2008 (Monday). For details, please refer to the notice of attendance for the AGM.

(2)	Directors, supervisors and senior management of the Company.

(3)	Representatives of professional intermediaries engaged by the Company and guests invited by the Board.

4.	Method of registration:

(1)	Please complete the notice of attendance for the AGM. For details, please refer to the notice of attendance.

(2)	Registration period: 10 May 2008 to 19 May 2008.

(3)	Registration address: For details, please refer to the notice of attendance for the AGM enclosed with this circular.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, the PRC, 28 April 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Notes:

(a)	Holders of the Company’s H shares should note that the Company’s Register of Members in respect of H shares will be closed from 13 May 2008 to 11 June 2008 (both days inclusive) during which period no share transfer will be effected. In order to qualify for the final dividend and to vote at the 2007 AGM, holders of the Company’s H shares shall lodge transfer documents and the relevant share certificates with the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, at 17/F, Hopewell Centre, 183 Queen Road East, Hong Kong by 4:00 p.m. on 9 May 2008. Shareholders of American Depository Receipts whose names appear on the registers of shareholders of the Company on 8 May 2008 are entitled to final dividend. Details of the record date, timing and dividend distribution procedures for holders of the Company’s A shares will be announced separately.

(b)	A shareholder entitled to attend and vote at the AGM may appoint a proxy to attend and vote on his/her behalf. A proxy needs not be a shareholder of the Company. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the AGM.

(c)	At the AGM, the chairman of the meeting will exercise his power under the articles of association to put each of the above resolutions to the vote by way of a poll. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held.

(d)

Shareholders may only appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by the proxy himself/herself. If the form of proxy is signed by the proxy, it must be certified by a notary. To be valid, the from of proxy or a notarially certified form of proxy must be returned to the Company’s Secretary’s Office 24 hours prior to the commencement of the AGM. A circular containing the information regarding this notice of AGM and the amendments to the articles of association will be sent to the shareholders of the Company together with a form of proxy and a notice of attendance for the AGM.

(e)	The AGM is expected to last for half a day. Shareholders attending the AGM shall be responsible for their own transportation and accommodation expenses.

(f)	The address of the Company’s Secretary’s Office is:

The Secretary’s Office of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District

Shanghai, PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

NOTICE OF 2007 ANNUAL GENERAL MEETING

2007 Report of Directors and Supervisory Committee

2007 Audited Financial Statements and 2008 Budget of the Company

2007 Profit Appropriation Plan

Re-appointment of Internal and External Auditors

Amendments to Remuneration System for Independent Directors

Elections of Members of the Sixth Session of Directors and Supervisors

Amendments to Articles of Association

Issue of Short-term Commercial Papers

A notice convening the 2007 annual general meeting of Sinopec Shanghai Petrochemical Company Limited to be held at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC on 12 June 2008 (Thursday) at 9:00 a.m. is included in this circular which will be dispatched. Whether or not you are able to attend the 2007 annual general meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the principal place of business of Sinopec Shanghai Petrochemical Company Limited at No. 48 Jinyi Road, Jinshan District, Shanghai 200540, PRC as soon as possible and in any event not less than 24 hours before the time appointed for holding the 2007 annual general meeting or any adjourned meeting (as the case may be).

Completion and return of the form of proxy will not preclude you from attending and voting at the 2007 annual general meeting or any adjourned meeting (as the case may be) should you so wish.

28 April 2008

NOTICE OF ANNUAL GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Notice of 2007 Annual General Meeting

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

NOTICE IS HEREBY GIVEN that the 28th meeting of the fifth session of the board of directors (the “Board”) (the “Meeting”) of the Company was held on 25 April 2008. At the Meeting it was decided to hold the 2007 annual general meeting (“AGM”) of the Company with details as follows:

1.	Basic information for convening the AGM:

(1) Date and Time:	Thursday, 12 June 2008 at 9:00 a.m.;

(2) Venue:	Jinshan Roller-skating Stadium , No.5, Xincheng Road, Jinshan District, Shanghai;

(3) Convenor:	The Board of the Company;

(4) Form of Convening:	On-site voting.

2.	Items to be considered at the AGM:

(I)	ORDINARY RESOLUTIONS

(1)	To consider and approve the 2007 Report of the Directors of the Company;

(2)	To consider and approve the 2007 Report of the Supervisory Committee of the Company;

(3)	To consider and approve the 2007 Audited Financial Statements and the 2008 Budget of the Company;

(4)	To consider and approve the 2007 Profit Appropriation Plan of the Company;

(5)	To consider and approve the re-appointment of KPMG Huazhen as the Company’s domestic auditors for the year 2008 and KPMG as the Company’s international auditors for the year 2008, and to authorize the Directors to fix their remuneration;

(6)	To consider and approve the proposed amendments to the Company’s “Remuneration System for Independent Directors”. For details of the amendments, please refer to Appendix I to this circular;

(7)	To elect the members of the sixth session of the Board and the Supervisory Committee of the Company. Pursuant to the relevant requirements of the Company’s articles of association (the “Articles of Association”), the cumulative voting system shall apply to the election of members of the Board of the Company. For the biographies of candidates for directors and supervisors, please refer to Appendix II to this circular.

(II)	SPECIAL RESOLUTION

To consider and, if thought fit, pass the following resolutions as special resolutions:

(8)	To approve the Company’s issue of short-term commercial papers in a maximum principal amount of RMB2 billion (or other authorized issue amounts approved by the People’s Bank of China) in one or separate tranches within the territory of the PRC, pursuant to the relevant regulations of the People’s Bank of China. For details of the short-term commercial papers, please refer to Appendix III to this circular.

NOTICE OF ANNUAL GENERAL MEETING

(9)	To request the general meeting to grant a general and unconditional mandate to the Board or more than two directors of the Company to decide on the exact terms and conditions and relevant matters regarding the issue of short-term commercial papers with reference to the Company’s financing needs and market conditions, including but not limited to determining the principal amount, interest rate, and the term of the actual issue of short-term commercial papers, and producing and signing any necessary documents within the scope of the aforementioned resolution (8) (for the main terms of the short-term commercial papers, please refer to Appendix III to this circular);

(10)	To approve the following amendments to the Company’s Articles of Association and its appendix proposed by the Board and to grant a mandate to the Board to make appropriate amendments and handle all relevant matters regarding the following proposed amendments in accordance with the requests of any relevant PRC authorizing authorities or the listing rules of any stock exchanges on which the Company’s securities are listed:

i.	It was provided in the original Article 69 of the Articles of Association that:

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

The same voting right shall only select any one of the voting methods, namely voting on-site, voting online or other voting methods. Only the first voting result is viewed as valid for any multiple votings of the same voting right.

Shareholders or their proxies who vote online or in other methods are entitled to check their own voting results through the relevant voting system.

It is proposed to add one paragraph as the first paragraph of such article and the amendment is as follows:

The location for holding a general meeting of the Company shall be in Shanghai, Shenzhen or Hong Kong and the exact location shall be specified in the notice of general meeting.

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

The same voting right shall only select any one of the voting methods, namely voting on-site, voting online or other voting methods. Only the first voting result is viewed as valid for any multiple voting of the same voting right.

Shareholders or their proxies who vote online or in other methods are entitled to check their own voting results through the relevant voting system.

ii.	It was provided in the original Article 50 of the Articles of Association that:

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

It is proposed to add one paragraph as the first paragraph of such article and the amendment is as follows:

The location for holding a general meeting of the Company shall be in Shanghai, Shenzhen or Hong Kong and the exact location shall be specified in the notice of the general meeting.

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

3.	Attendees of the meeting

(1)	Holders of the Company’s shares whose names appear on the Register of Members of the Company as at close of trading on 9 May 2008 (Friday) or their proxies are entitled to attend the Company’s AGM. They shall complete the notice of attendance and return it to the Company by 19 May 2008 (Monday). For details, please refer to the notice of attendance for the AGM.

(2)	Directors, supervisors and senior management of the Company.

(3)	Representatives of professional intermediaries engaged by the Company and guests invited by the Board.

4.	Method of registration:

(1)	Please complete the notice of attendance for the AGM. For details, please refer to the notice of attendance.

(2)	Registration period: 10 May 2008 to 19 May 2008.

(3)	Registration address: For details, please refer to the notice of attendance for the AGM enclosed with this circular.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, the PRC, 28 April 2008

Notes:

(a)	Holders of the Company’s H shares should note that the Company’s Register of Members in respect of H shares will be closed from 13 May 2008 to 11 June 2008 (both days inclusive) during which period no share transfer will be effected. In order to qualify for the final dividend and to vote at the 2007 AGM, holders of the Company’s H shares shall lodge transfer documents and the relevant share certificates with the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, at 17/F, Hopewell Centre, 183 Queen Road East, Hong Kong by 4:00 p.m. on 9 May 2008. Shareholders of American Depository Receipts whose names appear on the registers of shareholders of the Company on 8 May 2008 are entitled to final dividend. Details of the record date, timing and dividend distribution procedures for holders of the Company’s A shares will be announced separately.

(b)	A shareholder entitled to attend and vote at the AGM may appoint a proxy to attend and vote on his/her behalf. A proxy needs not be a shareholder of the Company. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the AGM.

(c)	At the AGM, the chairman of the meeting will exercise his power under the articles of association to put each of the above resolutions to the vote by way of a poll. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held.

(d)	Shareholders may only appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by the proxy himself/herself. If the form of proxy is signed by the proxy, it must be certified by a notary. To be valid, the from of proxy or a notarially certified form of proxy must be returned to the Company’s Secretary’s Office 24 hours prior to the commencement of the AGM. A circular containing the information regarding this notice of AGM and the amendments to the articles of association will be sent to the shareholders of the Company together with a form of proxy and a notice of attendance for the AGM.

NOTICE OF ANNUAL GENERAL MEETING

(e)	The AGM is expected to last for half a day. Shareholders attending the AGM shall be responsible for their own transportation and accommodation expenses.

(f)	The address of the Company’s Secretary’s Office is:

The Secretary’s Office of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District

Shanghai, PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050

APPENDIX I	REMUNERATION SYSTEM FOR INDEPENDENT DIRECTORS

The amendments to the Company’s “Remuneration System for Independent Directors” were approved with 12 votes in favor, 0 vote against and 0 abstaining vote in the 27th meeting of the fifth session of the Board. Details of the amendments are as follows:

Original system	To be amended as
To thoroughly enforce “Guidelines for Establishing the Independent Directors System for Listed Companies” and to regulate the remuneration system for the independent directors of Sinopec Shanghai Petrochemical Company Limited, this system is devised at the proposal of the Remuneration and Appraisal Committee of the Board upon review by the Board of the Company.	Pursuant to the relevant requirements of China Securities Regulatory Commission’s “Guidelines for Establishing the Independent Directors System for Listed Companies” and the Company’s “Work System for Independent Directors” and the Articles of Association, this system is devised at the proposal of the Remuneration and Appraisal Committee of the Board upon review by the Board of the Company.

1. Principles on Determining the Remuneration Rate	1. Principles on Determining the Remuneration Rate

1. Major principles on determining the remuneration rate include the market price level of the region and the sector, the size of the Company and individual performance;	1. Major principles on determining the remuneration rate include the market price level of the region and the sector, the size of the Company and individual performance;

2. Applying the high-end of the guiding market labor prices for similar workers announced by Shanghai Labor and Social Security Bureau	2. Applying the high-end of the guiding market labor prices for similar workers announced by Shanghai Labor and Social Security Bureau

2. Remuneration Rate and Distribution Method	2. Remuneration Rate and Distribution Method

The remuneration rate for independent directors is RMB80,000 per year with two payments each year. One payment will be made in each of the first half and the second half of the year.	1. The subsidy rate for independent directors is RMB150,000 per year with two payments each year. One payment will be made in each of the first half and the second half of the year;

2. The aforementioned subsidy rate is on a pre-tax basis; the personal income tax on such subsidy will be uniformly deducted from the amount and paid by the Company according to the personal income tax rate.

3. Others	3. Others

1. Upon implementation of the system, the Board may raise opinions on adjusting the remuneration rate for independent directors in accordance with items such as appraisals and the Company’s results;	1. The travel expenses incurred by independent directors for attending Board meetings and general meetings and the necessary expenses incurred during the discharge of duties as stipulated by the Articles of Association shall be reimbursed by the Company as reported;

2. The system shall be implemented upon review and approval at the general meeting.	2. Upon implementation of the system, the Board may raise opinions on adjusting the remuneration rate for independent directors in accordance with items such as appraisals and the Company’s results;

3. The system shall be implemented upon review and approval at the general meeting.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE DIRECTORS AND SUPERVISORS TO BE ELECTED AND RE-ELECTED

To enable shareholders to make an informed decision on the directors and supervisors to be elected and re-elected, we set out below the biographical details of relevant directors and supervisors for the information of shareholders:

A.	Directors

Rong Guangdao, 52, is Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Rong joined the Shanghai Petrochemical Complex (the “Complex”) in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed Vice President of the Company, and in June 1995 he was elected Director of the Company. In October 2003, Mr. Rong was appointed President of the Company. In May 2004, Mr. Rong was elected Chairman of the China Jinshan Associated Trading Corporation. In June 2004, Mr. Rong was elected as Vice Chairman of the Company. In April 2005, Mr. Rong was elected as Deputy Secretary of the Communist Party Committee. In June 2005, Mr. Rong was elected as Chairman of the Company. In November 2006, Mr. Rong was appointed Director and Vice Chairman of Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”). Mr. Rong has rich experience in management of large-scale petrochemical enterprise operations. In 1985 Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997 he obtained an MBA from China Europe International Business School. He is a senior engineer by professional title. Mr. Rong currently holds 3,600 shares of the Company. Save as disclosed above, Mr. Rong is not connected to the Company or the controlling shareholder and de facto controller of the Company.

Du Chongjun, 53, is Secretary of the Communist Party Committee, Vice Chairman and Vice President of the Company. He joined the Complex in 1974 and has held various positions, including General Manager, Deputy Secretary and Secretary of the Communist Party Committee of the Acrylic Fibre Plant of the Complex, General Manager and Secretary of the Communist Party Committee of Shanghai Jinyang Acrylic Fibre Plant and General Manager of the Acrylic Fibre Division of the Company. In May 1999 he was appointed Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee. From June 1999 to June 2004 he was Chairman of the Supervisory Committee of the Company. In October 2003 he was appointed Secretary of the Communist Party Committee of the Company. In June 2004, Mr. Du was appointed Vice Chairman of the Company. In June 2005, Mr. Du was appointed Vice President of the Company. Mr. Du has extensive experience in large-scale enterprise operation, management and internal supervision. Mr. Du graduated, majoring in enterprise management, from East China Institute of Chemical Technology in 1986. In 1999 Mr. Du graduated, majoring in computer application management, from Shanghai Second Polytechnic University. He is a senior economist by professional title. Mr. Du currently holds 1,000 shares of the Company. Save as disclosed above, Mr. Du is not connected to the Company or the controlling shareholder and de facto controller of the Company.

Han Zhihao, 56, is Executive Director and Chief Financial Officer of the Company. Mr. Han joined the Complex in 1976 and has held various positions including Deputy Director of the Vehicle Transportation Department, Deputy Director and Director of the Finance Department of the Complex, Director of the Finance Department and Deputy Chief Accountant of the Company. In 1998, he was appointed Chief Accountant of the Company. In October 2003, he was appointed Chief Financial Officer of the Company. In June 2004, he was elected Director of the Company. Mr. Han has rich experience in corporate finance and financial management. He graduated from Shanghai University of Finance and Economics majoring in financing and accounting in 1990. In 2002, he obtained an MBA from East China University of Science and Technology — University of Canberra in Australia. Mr. Han is a senior accountant by professional title. Save as disclosed above, Mr. Han is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Shi Wei, 48, is Executive Director and Vice President of the Company. Mr. Shi joined the Complex in 1982 and has held various positions including Assistant to the Manager and then Deputy Manager of the Refining and Chemical Division of the Company, and Manager of the Environmental Department. In April 2001, he was appointed Secretary of the Communist Party Committee and then Manager of the Refining and Chemical Division in July 2002. In October 2003, Mr. Shi was appointed Vice President of the Company. In June 2005, he was appointed Director of the Company. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed the post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title. Save as disclosed above, Mr. Shi is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Li Honggen, 52, is Executive Director and Vice President of the Company. Mr. Li joined the Complex in 1973 and has held various positions including Deputy Director of No. 1 Chemical Plant of the Company, Deputy Director and Director of the Ethylene Plant of the Company and Deputy Manager and Manager of the Refining and Chemical Division of the Company. In August 2000, he

APPENDIX II	BIOGRAPHICAL DETAILS OF THE DIRECTORS AND SUPERVISORS TO BE ELECTED AND RE-ELECTED

was appointed Vice President of Shanghai Chemical Industrial Park Development Company Limited. In August 2002, he was appointed Vice President of Shanghai Secco. In March 2006, he was appointed Vice President of the Company. In June 2006, he was appointed Director of the Company. Mr. Li graduated from East China Institute of Chemical Technology majoring in engineering management and completed a post-graduate course majoring in engineering management at East China University of Science and Technology in 1998. He is an engineer by professional title. Save as disclosed above, Mr. Li is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Dai Jinbao, 52, is Executive Director of the Company, Deputy Secretary of the Communist Party Committee of the Company’s Refining and Chemical Division and Chairman of the Labor Union. Mr. Dai joined the Complex in November 1973 and was Deputy Director of No. 1 Chemical Plant of the Company. In December 1997, he was appointed Director of No.1 ethylene Complex of the Refining and Chemical Division of the Company. In May 2003, he was appointed Chairman of the Labor Union of the Company’s Refining and Chemical Division. In August 2005, he was appointed Deputy Secretary of the Communist Party Committee of the Company’s Refining and Chemical Division. In June 2006, he was appointed Director of the Company. Mr. Dai graduated form the Shanghai Second Polytechnic University majoring in business management. Mr. Dai is an engineer by professional title. Save as disclosed above, Mr. Dai is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Lei Dianwu, 45, is Director of Development and Planning Division of Sinopec Corp. In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions including Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, Vice President and Manager of production division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of Project Development Department in China Dong Lian Petrochemical Limited Liabilities Company , Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of Development and Planning Division of Sinopec Corp. In March 2001, he assumed the current position of Director of Development and Planning Division of Sinopec Corp. Mr. Lei has rich experience in enterprise planning and investment development management. Mr. Lei graduated from the East China Petroleum Institute with a major in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title. Mr. Lei does not hold any shares of the Company.

Xiang Hanyin, 53, is Deputy Director of Chemical Division of Sinopec Corp. In June 2005, Mr. Xiang was elected External Director of the Company. Mr. Xiang commenced work in February 1982 and was Deputy Director of the Chemical Plant of Yizheng Chemical Fibre Company and Director of Chemical Plant of Yizheng Chemical Fibre Co., Ltd. In February 2000, he assumed the current position of Deputy Director of Chemical Division of Sinopec Corp. Mr. Xiang has rich experience in management of chemical enterprise operating. Mr. Xiang graduated from Nanjing Chemical College with a major in basic organic chemicals and a bachelor’s degree in engineering in 1982. In 2000, he completed post-graduate studies in enterprise management at Nanjing University. He is a senior engineer by professional title. Mr. Xiang does not hold any shares of the Company.

Chen Xinyuan, 43, currently Dean, Professor and Tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics, and was elected as an Independent Director of the Company in June 2003. Between June 2000 and June 2003 he was an Independent Supervisor of the Company. After graduation from the Accounting Faculty, Hangzhou College of Commerce in July 1985, Mr. Chen undertook post-graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics and continued as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is an expert in financial reporting and accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management. Save as disclosed above, Mr. Chen is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Sun Chiping, 50, is President and Secretary of the Communist Party Committee of the Industrial and Commercial Bank of China (“ICBC”), Shanghai Branch. In June 2005, Mr. Sun was elected Independent Director of the Company. Mr. Sun started to be involved in the finance industry in March 1979 and has held various positions including accountant, team leader and Deputy Director of the People’s Bank of China, Shanghai Branch, sub-branch in both Huang Pu and Jing’an Districts. He joined the ICBC, Shanghai Branch, operating division and was Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee. He also acted as Deputy Director, President and Deputy Secretary of the Communist Party Committee of ICBC, Shanghai Branch, Rep. Office (Sub-branch) in Xu Hui District, General Manager of International Business

APPENDIX II	BIOGRAPHICAL DETAILS OF THE DIRECTORS AND SUPERVISORS TO BE ELECTED AND RE-ELECTED

Division of ICBC, Shanghai Branch, Assistant to the President of the ICBC, Shanghai Branch and concurrently General Manager of International Business Division of ICBC, Shanghai Branch and Deputy President of ICBC, Shanghai Branch. In November 2000, he became Deputy President, President and Secretary of the Communist Party Committee of ICBC, Guangdong Branch. In August 2002, he assumed the current position as President of ICBC, Shanghai Branch and Secretary of the Communist Party Committee. Mr. Sun graduated from Shanghai University of Finance and Economics with a major in Finance. He studied for a master’s degree at Shanghai University of Finance and Economics and the Shanghai-Hong Kong Management School jointly organized by University of Hong Kong and Fudan University and obtained a Master in Economics and an MBA. Mr. Sun has been engaged in the management of banking business for many years and has extensive experience in finance practice. He is a senior economist by professional title. Save as disclosed above, Mr. Sun is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Jiang Zhiquan, 57, is Secretary of the Communist Party Committee and Chairman of Shanghai Construction (Group) General Company. In June 2005, Mr. Jiang was elected Independent Director of the Company. Mr. Jiang started work in December 1968, and has held various positions including a cadre and Deputy Director of Shanghai Construction and Industry Bureau, Manager of the Fourth Construction Company of Shanghai, Deputy Secretary of the Communist Party Committee (executive) of Shanghai Construction Engineering Administration Bureau, Deputy Secretary of the Communist Party Committee (executive), Vice Chairman and General Manager of Shanghai Construction (Group). In March 2001, he assumed the current positions as Secretary of the Communist Party Committee and Chairman of Shanghai Construction (Group) General Company. Mr. Jiang is experienced in operational decision making and large-scale enterprise management. Mr. Jiang graduated from the Shanghai-Hong Kong Management School jointly run by University of Hong Kong and Fudan University in July 2000 and obtained an MBA. He is a senior economist by professional title. Save as disclosed above, Mr. Jiang is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Zhou Yunnong, 66, has been an Independent Director of the Company since June 2005. He joined the Complex in October 1972 and has held various positions including Deputy President of the Complex, Deputy Director of the Human Resource Department of China Petrochemical Corporation, Deputy Secretary of Communist Party Committee of the Complex, Vice President of the Company, Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company and the Governor of Jinshan District of Shanghai. From November 1999 to April 2002 he was a Senior Advisor to Shanghai Jinshan District. From June 2003 to June 2005, Mr. Zhou was appointed Independent Supervisor of the Company. Mr. Zhou has extensive experience in business management and public administration management. Mr. Zhou graduated from East China Normal University in August 1964, majoring in radio. He is a senior engineer by professional title. Save as disclosed above, Mr. Zhou is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

B.	Supervisors

Gao Jinping, 41, is Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee of the Company and Chairman of the Labor Union of the Company. Mr. Gao joined the Complex in 1990 and has held various positions including Deputy Secretary of the Communist Youth League of the Complex, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company. In October 2001, Mr. Gao was elected as Director of the Propaganda Division of the Company. In May 2003, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee of the Company and Chairman of the Labor Union of the Company. In June 2004, Mr. Gao was elected Director of the Company. In April 2006, Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company. In June 2006, Mr. Gao was appointed Chairman of the Supervisory Committee of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial econmics at Shanghai Academy of Social Sciences. He has senior professional title. Save as disclosed above, Mr. Gao is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Zhang Chenghua, 52, is a Supervisor, Deputy Secretary of the Communist Party Discipline Supervisory Committee, Director of Supervisory Office, Director of Supervisory Committee Office and Director of the Communist Party Committee Office of the Company. Mr. Zhang joined the Complex in 1974 and worked in the Thermal Power Plant of the Complex as Deputy Secretary of the Communist Party Committee, Deputy Secretary of the Communist Party Committee cum Chairman of Labor Union of the Thermal Power Plant of the Complex. In December 1999, Mr. Zhang was appointed Deputy Secretary of the Communist Party Committee,

APPENDIX II	BIOGRAPHICAL DETAILS OF THE DIRECTORS AND SUPERVISORS TO BE ELECTED AND RE-ELECTED

Secretary of the Communist Party Discipline Supervisory Committee and Chairman of Labor Union of the Thermal Power Plant of the Complex. In March 2002, Mr. Zhang was appointed Deputy Secretary of the Communist Party Discipline Supervisory Committee and Director of Supervisory Division of the Company. In April 2002, Mr. Zhang was appointed Director of Supervisory Committee Office of the Company. In June 2002, Mr. Zhang was appointed Supervisor of the Company. In April 2004, Mr. Zhang was appointed Director of the Communist Party Committee Office. Mr. Zhang graduated, majoring in party administrative management, from Shanghai Party Institute in January 1999. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional title. Save as disclosed above, Mr. Zhang is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Wang Yanjun, 47, is a Supervisor and Vice Chairwoman of the Labor Union of the Company. Ms. Wang joined the Complex in July 1982 and was Chairwoman of the Labor Union of the Plastics Plant of the Company. In January 1999, Ms. Wang was appointed Chairwoman of the Labor Union of Plastics Division of the Company. In June 2002, Ms. Wang was Chairwoman of the Labor Union of Chemical Division of the Company. In July 2004, Ms. Wang was appointed Deputy Secretary of the Communist Party Committee, Secretary of Communist Party Discipline Supervisory Committee of the Communist Party Committee and Chairwoman of the Labor Union of Chemical Division of the Company. In January 2005, Ms. Wang was appointed Vice Chairwoman of the Labor Union of the Company. In June 2005, Ms. Wang was appointed Supervisor of the Company. Ms. Wang graduated from East China University of Science and Technology majoring in basic organic chemistry in July 1982. In 2001, she completed her post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. She has senior professional technical qualifications. Save as disclosed above, Ms. Wang is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Zhai Yalin, 44, is Deputy Director of the Auditing Bureau of China Petrochemical Corporation and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai began his career in 1986 and had been successively Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company and Deputy Manager of the Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, and Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has been holding concurrently the posts of Deputy Director of the Auditing Bureau of China Petrochemical Corporation and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist. Mr. Zhai currently does not hold any shares of the Company.

Wu Xiaoqi, 51, is Deputy Director of Supervisory Bureau of China Petrochemical Corporation and Deputy Director of Supervisory Department of Sinopec Corp. Mr. Wu began his career in 1971 and had been successively Deputy Office Head Class Disciplinary Monitor of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division, Deputy Head (Deputy Director) and Head (Director) of the Office of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division, and Director of Section 1 of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division. From April 2004 to April 2005, he was a Deputy Bureau Director Class Disciplinary Inspector of Supervisory Bureau of China Petrochemical Corporation and a Deputy Bureau Director Class Supervisory Inspector of Supervisory Department of Sinopec Corp. Since April 2005, Mr. Wu has been Deputy Director of Supervisory Bureau of China Petrochemical Corporation and Deputy Director of Supervisory Department of Sinopec Corp. Mr. Wu graduated from Shijiazhuang Army Command Academy and has a senior professional title. Mr. Wu currently does not hold any shares of the Company.

Liu Xiangdong, 57, is President of Zhengda International Finance Corporation. He was elected as an Independent Supervisor of the Company in June 2000. Mr. Liu has held various positions including Planning and Credit Officer and Deputy Head and Head of the Credit Division of banks. He has also been Deputy Director and Director of the Planning Department of the Industrial and Commercial Bank of China, Shanghai Branch, Chief Economist and Director of the Planning Division of the Industrial and Commercial Bank of China, Shanghai Branch. He has been Deputy Director of the Industrial and Commercial Bank of China, Shanghai Branch since October 1997. He was appointed General Manager of Investment Division of the Industrial and Commercial Bank of China in June 2002. Mr. Liu has been working in the banking sector for many years and has abundant experience in business management practices. He holds a master’s degree in economics and is a senior economist. Save as disclosed above, Mr. Liu is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE DIRECTORS AND SUPERVISORS TO BE ELECTED AND RE-ELECTED

Yin Yongli, 68, is Chairman of Management Committee of Tianhua Certified Public Accountant. In June 2005, he was appointed Independent Supervisor of the Company. Mr. Yin has held various positions including Deputy Chief and Chief of finance section of Shandong Shengli Refinery, Deputy Chief Accountant of Qliu Petrochemical Company, Chief Accountant of Planning and Financing Department of China Petrochemical Corporation and Chief Accountant and Deputy Director of Financing Department of China Petrochemical Corporation and Director of Shihua Auditing Firm. In September 2001, he was Chairman of China Rightson Certified Public Accountants. Since June 2004, Mr. Yin has been appointed Chairman of Huazheng Certified Public Accountant. Since June 2005, Mr. Yin has been Chairman of Management Committee of Tianhua Certified Public Accountant. Mr. Yin has engaged in financing and auditing for many years and has rich experience in financing management and enterprise auditing. Mr. Yin graduated from Shandong Institute of Finance and Economics in 1964. Mr. Yin is a professional accountant and is a certified accountant. Save as disclosed above, Mr. Yin is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

APPENDIX III	PRINCIPAL TERMS AND BENEFITS OF SHORT-TERM COMMERCIAL PAPERS

To provide more information to the shareholders on the short-term commercial papers to be issued by the Company, we set out below the principal terms and benefits of the short-term commercial papers:

A.	Principal terms of the short-term commercial papers

Amount raised:	Up to a maximum aggregate principal amount of RMB2 billion

Terms of Maturity:	Not more than 365 days from the actual date of issue

Interest rate:	To be decided by reference to the prevailing market rate of short-term commercial papers of similar maturity at the time of issuance, which generally is below the prevailing lending rate announced by the People´s Bank of China

Intended investors:	Domestic institutional investors approved by the People’s Bank of China, which will not be a connected person as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Underwriting:	A lead underwriter recognised by the People’s Bank of China will be appointed to take the lead to form an underwriting syndicate to underwrite commercial papers issued by the Company, which will not be a connected person as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Conditions:	(i) Shareholders´ approval at a general meeting; (ii) “Notice on Registration Acceptance” issued by National Association of Financial Market Institutional Investors; and (iii) Entering into an underwriting agreement in terms to the satisfaction of the Board

Use of proceeds:	The proceeds will form part of the Company’s working capital, and will be used for crude oil procurement and as a capital reserve

Expected date of issuance:

May be issued in multiple tranches within 12 months from the date of approval by the People’s Bank of China and subject to the discretionary decision of the Board in view of market conditions and the financing needs of the Company

B.	Benefits of the short-term commercial papers

Short-term commercial papers are relatively new means of short-term fund raising in the People’s Republic of China. Given the interest rate of short-term commercial papers is more favourable than short-term bank loans and the approval procedure for issuance of short-term commercial papers is not complicated, the directors are of the view that the issue of the short-term commercial papers is in the interests of the Company and its shareholders as a whole.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Form of Proxy for the 2007 Annual General Meeting

Number of shares relevant to this form of proxy (Note 1)                                                                                   I/We (Note 2)                                                                                   of (Identity card no. and Shareholder electronic card no.)                                                                               being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                                                   A shares /                                                   H shares of the Company hereby appoint (Note 3) the Chairman of the Annual General Meeting (“AGM”) /                                                   as my/our proxy to attend at and vote for me/us and on my/our behalf at the AGM of the Company to be held in Jinshan District, Shanghai, the PRC, at 9:00 a.m. on thursday, 12 June 2008 to vote on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Ordinary Resolutions			For (Note 4)	Against (Note 4)
1	To consider and approve the 2007 Report of the Directors of the Company;
2	To consider and approve the 2007 Report of the Supervisory Committee of the Company;
3	To consider and approve the 2007 Audited Statement of Accounts and the 2008 Budget of the Company;
4	To consider and approve the 2007 Profit Appropriation Plan of the Company;
5	To consider and approve the re-appointment of KPMG Huazhen as the Company’s domestic auditors for the year 2008 and KPMG as the Company’s international auditors for the year 2008, and to authorize the Directors to fix their remuneration;
6	To amend the Company’s “Remuneration System for Independent Directors”;
7	To elect the sixth session of the board of directors and supervisory committee of the Company

(1) To elect the following candidates as non-independent directors of the sixth session of the Board
	Order	Name	For (Note 5) (cumulative voting system) (Please fill in the number of shares for which you have voting right)	Against (Note 5) (cumulative voting system) (Please fill in the number of shares for which you have voting right)
	A	Rong Guangdao
	B	Du Chongjun
	C	Han Zhihao
	D	Li Honggen
	E	Shi Wei
	F	Dai Jinbao
	G	Lei Dianwu
	H	Xiang Hanyin

(2) To elect the following candidates as independent directors of the sixth session of the Board
	Order	Name	For (Note 5) (cumulative voting system) (Please fill in the number of shares for which you have voting right)	Against (Note 5) (cumulative voting system) (Please fill in the number of shares for which you have voting right)
	I	Chen Xinyuan
	J	Sun Chiping
	K	Zhang Zhiquan
	L	Zhou Yunnong

(3) To elect the supervisors of the sixth session of the Company’s supervisory committee:
	Order	Name	For (Note 4)	Against (Note 4)
	A	Zhai Yalin
	B	Wu Xiaoqi
	C	Liu Xiangdong
	D	Yun Yongli
		Special Resolutions	For (Note 4)	Against (Note 4)
8	To approve the Company’s issue of short-term commercial papers in a maximum principal amount of RMB2 billion (or other authorized issue amounts approved by the People’s Bank of China) in one or separate issues within the territory of the PRC, pursuant to the relevant regulations of China Securities Regulatory Commission;

9	To grant a general and unconditional mandate to the Board or more than two directors of the Company to decide on the exact terms and conditions and relevant matters regarding the short-term commercial paper issue with reference to the company’s financing needs and market conditions, including but not limited to determining the principal amount, interest rate, term of the actual short-term commercial paper issue and producing and signing any necessary documents within the scope stipulated by the aforementioned resolution 8;
10

To approve the following amendments to the Company’s articles of association and its appendix proposed by the Board and to grant a mandate to the Board to make appropriate textual amendments and handle all relevant matters regarding the following proposed amendments in accordance with the requests of any relevant PRC authorizing authorities or the listing rules of any stock exchanges on which the Company’s securities are listed:

(1)    It was provided in the original Article 69 of the Articles of Association that:

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

The same voting right shall only select any one of the voting methods, namely voting on-site, voting online or other voting methods. Only the first voting result is viewed as valid for any multiple votings of the same voting right. Shareholders or their proxies who vote online or in other methods are entitled to check their own voting results through the relevant voting system.

It is proposed to add one clause as the first clause of the article and the amendment is as follows:

The location for holding a general meeting of the Company shall be Shanghai, Shenzhen or Hong Kong and the exact location shall be specified in the notice of general meeting.

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

The same voting right shall only select any one of the voting methods, namely voting on-site, voting online or other voting methods. Only the first voting result is viewed as valid for any multiple voting of the same voting right. Shareholders or their proxies who vote online or in other methods are entitled to check their own voting results through the relevant voting system.

(2)    It was provided in the original Article 50 of the Articles of Association that:

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

It is proposed to add one clause as the first clause of the article and the amendment is as follows:

The location for holding a general meeting of the Company shall be Shanghai, Shenzhen or Hong Kong and the exact location shall be specified in the notice of the general meeting.

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

Date 2008	Signature: (Note 6)

Notes:

1.	Please fill in the number of shares registered in your name to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy be deemed to relate to all the shares registered in your name in the Company.

2.	H Share holders please fill in your full name(s) and address(es) in BLOCK CAPITALS; A Share holders please fill in your full name(s), identity card number(s) and shareholder number(s).

3.	If any proxy other than the Chairman of the Annual General Meeting is preferred, please strike out “the Chairman of the Annual General Meeting” herein inserted and insert the name and address of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company.

4.	If you intend to vote for any resolution, please put a “✓” in the “for” column. If you intend to vote against the resolution, please put a “X” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

5.	In respect of resolution 7(1), (2) regarding election of directors, as required under Article 123 in the articles of association and Article 64 in the Rules of Procedure for Shareholders’ General Meeting, if the controlling shareholder of the Company exercises more than 30% of control over votes, when resolutions are proposed for the election of directors at a shareholders’ general meeting, the cumulative voting system shall be adopted. Thus, where two or more directors will be elected in a shareholder’s general meeting, each share held by a shareholder shall have voting rights equal to the total number of candidates proposed for election. A shareholder may either elect one candidate with all of his/her/its shares, or vote separately for several persons; meanwhile, independent directors and other Board members are to be elected separately. Currently, China Petroleum & Chemical Corporation, the Company’s controlling shareholder has more than 30% of control over the Company, whilst as more than two directors shall be elected in the meeting. In this election, independent directors and other Board members will be elected separately. To ensure first your voting right is adequately exercised, the Notes adopt resolution 7(1) as an example to briefly explain matters that should be aware of when completing the vote under the “annualative voting system” (matters to be aware of the resolution 7(2) are the same as vote for resolution 7(1)). Please refer to the following explanation on resolution 7(2) and (3) and fill in your intended votes:

(i)	in respect of resolution 7(1), each share you held has equal votes in relation to the total number of candidates for election as non-independent directors. For example, if you possess one million shares, and the total number of candidates for election as directors is four, the total number of shares for which you have the voting rights under resolution 7(1) will be eight million shares (being one million shares x 8 = eight million shares).

(ii)	please state the number of shares in the column “for” and/or “against” the voting rights of which you give to each of the candidates for election as non-independent directors. Please note that you may either vote for each candidate with equal number of votes, or all your votes as represented by the shares held in for the election of one particular candidate as non-independent director, or certain number of votes as represented by the shares held for the selection of certain candidates (one, two, three to eight, similar hereinafter) as non-independent director. For example, if you own one million shares, and eight directors should be elected in this election, the total number of shares for which you have the voting rights under resolution 7(1) is eight million shares. Out of the 8 million shares, you can either share your voting rights in every one million shares on average to eight candidates for election as non-independent directors (vote for or against). All of the eight million votes may also be voted by you as to one particular candidate as non-independent director (either for or against), or, 4,000,000 votes as to candidate A (either for or against), 2,000,000 votes as to candidate B (either for or against), 1,500,000 votes as to candidate C (either for or against), and the balance of 500,000 shares as to candidate D (either for or against) as non-independent director.

(iii)	After you have concentrated the voting rights represented by all of the shares held by you on a certain number of candidates for director, you may not exercise your voting rights again in respect of other candidates for non-independent director. That is, the sum of all the voting rights you voted for or against the eight candidates for election as non-independent directors shall not exceed the total number of voting rights represented by the shares held by you.

(iv)	Please note with particular attention that, if the total number of votes you have exercised and concentrated on a certain number of candidates for non-independent directors exceeds the total number of voting rights represented by the shares held by you, your votes shall be become void, and you will be deemed to be abstained from voting. If the total number of votes you have exercised and concentrated on a certain number of candidates for non-independent director is less than the total number of voting rights represented by the shares held by you, your vote shall still be deemed as valid, and those votes not exercised will be deemed as those abstained from voting. For example, if you own one million shares, and eight non-independent directors should be elected in this election, the total number of votes as represented by your shares under resolution 7(1) will be four million: (a) if you have stated “8 million shares” in the column “for” (or “against”) in the cumulative voting system in favour of one particular candidate for non-independent director, then your voting rights are fully utilised, and you do not have any votes as to other candidates for non-independent directors. If you have stated the number of shares (other than 0 shares) in other corresponding columns under resolution 7(1), then all your votes in respect of the resolution 7(1) will be deemed to be void, or (b) if you have stated “5,000,000 shares” in the column “for” (or “against”) in the cumulative voting system in favour of candidate A, and “2,000,000 shares” in the column “for” (or “against”) in the cumulative voting system in favour of candidate B, then your votes as represented by such seven million shares shall be valid, whilst the remaining one million shares without declaring intentions on voting shall be deemed as abstain from voting.

(v)	Where the total number of votes in favour won by a candidate for non-independent director exceeds one-half of the total number of shares with voting rights represented by shareholders attending the general meeting (based on the non-cumulative number of shares) and the total number of votes in favour exceeds the total number of opposing votes, that candidate will be elected as a non-independent director. If the number of non-independent directors so elected exceeds the number of positions available for non-independent director, then those receiving the most number of votes in favour shall be elected a non-independent directors (provided that where those receiving relatively less votes in favour have an equal number of votes in favour, which would cause the number of persons elected to exceed the positions available, then such candidates will be deemed to have not been elected). If an insufficient number of non-independent directors are elected at the shareholders’ general meeting to fill the positions available, then a further vote will be conducted for the remaining positions, until such point as all positions for non-independent director have been elected.

(vi)	Where the general meeting holds a new round of election for non-independent directors in accordance with the requirements set out in (v) above, the cumulative votes of the shareholders shall be re-calculated based on the number of non-independent directors elected in each round of election.

6.	This form of proxy must be signed by you or your proxy duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised. If this form of proxy is signed by your proxy, it must be certified by a notary. In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Secretary’s Office to the AGM not less than 24 hours before the holding of the meeting.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Notice of Attendance for the 2007 Annual General Meeting

In accordance with the PRC Company Law and relevant requirements, shareholders who wish to attend the 2007 Annual General Meeting (“AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) would have to fill in the following notice of attendance.

Name	No. of Shares	A Share	H Share

Identity Card No.	Shareholder Electronic Card No.
Address	Telephone

Signature:	Date:

Notes:

1.	In accordance with the decision made at 28th meeting of the fifth session of the board of directors of the Company, the share registration date is 9 May 2008. Shareholders whose names appear on the register of members of the Company after the close of trading on the same day are eligible to complete this notice of attendance and attend the AGM.

2.	Please fill in BLOCK LETTERS. Filling in a copy of this form is also valid.

3.	Please attach a copy of your identification document (Identity Card or Passport).

4.	Pleaseattach a copy of your share certificate.

5.	You may return this slip in person, by mail (base on the postal chop of the local post office) or by fax to the Company before 19 May 2008.

6.	(1) If return is by delivery in person, you can deliver to:

The Secretary’s Office of the Board of Directors of

Sinopec Shanghai Petrochemical Company Limited

48 Jinyi Road, Jinshan District

Shanghai, PRC or

The Secretary’s Office of the Board of Directors of

Sinopec Shanghai Petrochemical Company Limited

Suite B, 28/F, Huamin Empire Plaza

728 West Yan’an Road

Shanghai, PRC

(2)

If return is by mail, you can mail to:

The Secretary’s Office of the Board of Directors of

Sinopec Shanghai Petrochemical Company Limited

48 Jinyi Road, Jinshan District

Shanghai, PRC

Postcode: 200540 (3)

If return is by fax, you can fax to:

The Secretary’s Office of the Board of Directors of

Sinopec Shanghai Petrochemical Company Limited

at: (8621) 57940050